Pricing Supplement Dated October 21, 1997                        Rule 424(b)(3)
(To Prospectus dated August 18, 1997 and                     File No. 333-32971
Prospectus Supplement dated August 19, 1997)


                             CPC International Inc.
                    Medium-Term Notes, Series F - Fixed Rate

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Principal Amount: $129,600,000          Interest Rate:  5.60%

Issue Price: $100,007,136               Original Issue Date: October 24, 1997

Agent's Discount or                     Stated Maturity Date: October 15, 2097
    Commission: $1,125,080

Net Proceeds to Issuer: $98,882,056
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Interest Payment Dates: April 15 and October 15

Redemption:

   / /   The Notes cannot be redeemed prior to the Stated Maturity Date.

  /X/ The Notes may be redeemed prior to the Stated Maturity Date. See "Other Provisions," below.
         Initial Redemption Date:
         Initial Redemption Percentage:    %
         Annual Redemption Percentage Reduction:    % until Redemption
         Percentage is 100% of the principal amount.

Optional Repayment:

   / /   The Notes cannot be repaid prior to the Stated Maturity Date.

  /X/ The Notes can be repaid prior to the Stated Maturity Date at the option of CPC International Inc. See "Other Provisions," below.


         Optional Repayment Date(s):

         Repayment Prices: ________%

Currency:

         Specified Currency:_____________________
                  (if other than U.S. dollars, see attached)

         Authorized Denominations:
                (Applicable only if (i) other than U.S. $1,000 or (ii) Specified Currency is other than U.S. dollars)

Option to Receive Payments in Specified Currency: / /  Yes  / / No
      (Applicable only if Specified Currency is other than U.S. dollars)

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Discount Note:      /X/ Yes     / /  No

           Total Amount of OID: $29,592,864           Yield to Maturity: 7.259%

           Initial Accrual Period:

Indexed Note:                        Yes (see Other Provisions below)  /X/ No

Amortizing Note:                     Yes (see Other Provisions below)  /X/ No

Form:        /X/    Book-Entry    Certificated

Agent:       /X/    Salomon Brothers Inc

             / /    Merrill Lynch & Co.

             / /    Other _________________

Agent acting in the capacity as indicated below:

             / /    Agent           /X/  Principal

If as principal:
        / / The Notes are being offered at varying prices related to prevailing market prices at the time of resale.

       /X/ The Notes are being offered at a fixed initial public offering price of 77.166% of principal amount.

If as Agent:

             The Notes are being offered at a fixed initial public offering price of % of principal amount.

Exchange Rate Agent: N/A

Calculation Agent: N/A

Other Provisions:

Conditional Right to Shorten Maturity


     CPC International Inc. ("CPC International" or the "Company") intends to deduct interest paid on the Notes for United States federal income tax purposes. However, there have been proposed tax law changes over the past year that, among other things, would have prohibited an issuer from deducting interest payments on debt instruments with a maturity of more than 40 years. While none of these proposals has become law, there can be no assurance that similar legislation affecting CPC International's ability to deduct interest paid on the Notes will not be enacted in the future or that any such legislation would not have a retroactive effective date.

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     Upon the occurrence of a Tax Event (as defined  below),  CPC  International will have the right to shorten the maturity of the Notes to the minimum extent required, in the opinion of nationally recognized independent tax counsel, such that, after the shortening of the maturity, interest paid, or original issue discount accrued, on the Notes will be deductible for United States federal income tax purposes or, if such counsel is unable to opine definitively as to such a minimum period, the minimum extent so required as determined in good faith by the Board of Directors of CPC International, after receipt of an opinion of such counsel regarding the applicable legal standards. There can be no assurance that CPC International would not exercise its right to shorten the maturity of the Notes upon the occurrence of such a Tax Event or as to the period by which such maturity would be shortened. In the event that CPC International elects to exercise its right to shorten the maturity of the Notes on the occurrence of a Tax Event, CPC International will mail a notice of shortened maturity to each holder of the Notes by first-class mail not more than 60 days after the occurrence of such Tax Event, stating the new maturity date of the Notes. Such notice shall be effective immediately upon mailing. In addition, in the event that the maturity of the Notes is shortened to the minimum extent required, the principal amount of the Notes shall change to the New Redemption Amount. The New Redemption Amount will be an amount equal to the Accreted Value (as defined below), which will be determined as if the New Maturity Date were the Specified Date (as defined below).

     CPC International believes that the Notes should constitute indebtedness for United States federal income tax purposes under current law and, in that case, an exercise of its right to shorten the maturity of the Notes would not be a taxable event to holders of the Notes for such purposes. Prospective investors should be aware, however, that CPC International's exercise of its right to shorten the maturity of the Notes will be a taxable event to holders of the Notes for United States federal income tax purposes if the Notes are treated as equity for United States federal income tax purposes before the maturity is shortened, assuming that the Notes of shortened maturity are treated as debt for such purposes.

     "Tax Event" means that CPC International shall have received an opinion of nationally recognized independent tax counsel to the effect that, as a result of
(a) any  amendment  to,  clarification  of, or change  (including  any announced prospective amendment, clarification or change) in any law, or any regulation thereunder, of the United States, (b) any judicial decision, official administrative pronouncement, ruling (including the public release of any technical advice memorandum or other private letter ruling), regulatory procedure, notice or announcement, including any notice or announcement of intent to adopt or promulgate any ruling, regulatory procedure or regulation (any of the foregoing, an "Administrative or Judicial Action"), or (c) any amendment to, clarification of, or change in any official position with respect to, or any interpretation of (including any position taken in any Internal Revenue Service audit or similar proceeding, in each event, involving CPC International), an Administrative or Judicial Action or a law or regulation of the United States that differs from the theretofore generally accepted position or interpretation, in each case, occurring on or after October 21, 1997, there is more than an insubstantial increase in the risk that interest paid by CPC International, or original issue discount accrued, on the Notes is not, or will not be, deductible, in whole or in part, by CPC International for United States federal income tax purposes.

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Optional Redemption

     The Notes will be redeemable as a whole at any time or in part from time to time, at the option of CPC International, on not less than 30 or more than 60 days' notice mailed to holders thereof, at a redemption price equal to (A) the greater of (i) 100% of the Accreted Value (as defined below) and (ii) the sum of the present values of the Remaining Scheduled Payments, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, reduced by the amount of accrued interest, if any, on the principal amount at maturity being redeemed to the date of redemption, plus (B) accrued interest, if any, on the principal amount at maturity being redeemed to the date of redemption.

     In addition, if a Tax Event occurs and in the opinion of nationally recognized independent tax counsel, there would, notwithstanding any shortening of the maturity of the Notes, be more than an insubstantial risk that interest paid by CPC International, or original issue discount accrued, on the Notes is not, or will not be, deductible, in whole or in part, by CPC International for United States federal income tax purposes, CPC International will have the right, within 90 days following the occurrence of such Tax Event, to redeem the Notes in whole (but not in part), on not less than 30 or more than 60 days' notice mailed to holders of the Notes, at a redemption price equal to (A) the greater of (i) 100% of the Accreted Value (as defined below) and (ii) the sum of the present values of the Remaining Scheduled Payments, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points, reduced by the amount of interest accrued thereon to such redemption date, plus (B) accrued interest on the principal amount at maturity being redeemed to the date of redemption.

     "Accreted Value" as of any date (the "Specified Date") means the sum of the present values of the Remaining Scheduled Payments, discounted to the Specified Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at 7.259% per annum, which was the initial yield to maturity of the Notes based on the initial public offering price of the Notes set forth on the cover of this Pricing Supplement.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by CPC International.

     "Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference
Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each

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case as a percentage of its principal  amount)  quoted in writing to the Trustee by such Reference Treasury Dealer as of 3:30 p.m., New York City time on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means each of Salomon Brothers Inc and their respective successors and three other nationally recognized investment banking firms that are Primary Treasury Dealers specified from time to time by CPC International; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary
Treasury Dealer"), CPC International shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.

     "Remaining Scheduled Payments" means, with respect to each Note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the second business day immediately preceding such redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     On and after the redemption date, interest will cease to accrue on the Note or any portion thereof called for redemption. On or before any redemption date, CPC International shall deposit with a paying agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on such date. If less than all the Notes are to be redeemed, the Notes to be redeemed shall be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

Treatment of Original Issue Discount in an Event of Default

     The Notes provide that in an Event of Default, the trustee or the holders of at least 25% in aggregate principal amount of Notes could declare an acceleration of the Notes. Upon such declaration, the Notes by their terms would become due and payable at their full face amount, irrespective of any original issue discount ("OID"). Nevertheless, under the U.S. Bankruptcy Code, unmatured or unaccrued interest as of the date of the filing of a debtor's bankruptcy petition is not allowed as a claim on unsecured debt (with certain exceptions). OID on unsecured debt to the extent not accrued as of the date of an issuer's bankruptcy filing is treated as unmatured interest, and therefore is not allowed as a bankruptcy claim. Because of the issuance of the Notes at a purchase price lower than their face amount, a bankruptcy court would be expected to regard such Notes as OID notes. Holders of the Notes should therefore take into consideration that the allowable amount of their bankruptcy claims relating to the Notes in a subsequent bankruptcy filing of CPC International, if any, may be expected to be not greater than the face amount of the Notes reduced by the amount of unaccrued OID as of the date of the bankruptcy filing. Furthermore, it is doubtful whether any court outside of the bankruptcy context would grant a judgment against the Company for the full face amount of the Notes prior to their maturity.